April 18, 2011

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Connecticut Bancorp, Inc.
Amendment Number 1 to Form S-1
Filed March 28, 2011
File No. 333-171913

Dear Mr. Lyon:

On behalf of First Connecticut Bancorp, Inc. (the “Company”), filed simultaneously herewith is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1, as amended (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed by the Company on March 28, 2011.

The Amended Registration Statement is filed in response to the staff’s comment letter dated April 8, 2011.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed March 28, 2011

General

1.	Please revise your filing to explain in detail the reasons why your appraised valuation increased

Response to Comment No. 1:

Please see the revised disclosure under the subheading “How We Determined the Offering Range” in the Summary section of the Amended Registration Statement beginning on page 11.  We have disclosed that RP Financial took into account the following factors when determining that an increase in our estimated market value, as set forth in the original appraisal dated December 14, 2010, was appropriate: (i) the general market for thrift stock increased since the date of the original appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts; (ii) the updated pricing measures for our peer group and all publicly-traded thrifts are generally higher since the date of the original appraisal; (iii) acquisitions of two of our original peer group companies were announced subsequent to the date of the original appraisal, which tends to heighten acquisition speculation for other thrifts operating in the same regional market areas as those companies; and (iv) the market for thrift offerings remained favorable, as a total of 11 conversions were successfully completed during the three months prior to the appraisal update and they are all currently trading above their IPO prices.

Mr. David Lyon
U.S. Securities and Exchange Commission
April 18, 2011

Summary, page 7

2.	We note the discussion regarding the increase in your assets during 2010. Please revise to disclose that your assets decreased by 6.3% during the fourth quarter and explain why this happened.

Response to Comment No. 2:

Please see the revised disclosure under the subheading “Our Business” in the Summary section of the Amended Registration Statement beginning on page 8 where we have indicated that our assets decreased $95.8 million or 6.3% in the fourth quarter of 2010 primarily due to a decrease of $103.0 million of excess liquidity invested in the Federal Reserve Bank’s Excess Balance Account.  The decrease in excess liquidity resulted primarily from a $55.0 million decrease in municipal deposits due to the expiration of the FDIC’s Transaction Account Guarantee Program which allowed depositors to have unlimited coverage of certain interest bearing deposit accounts, a decline of $ 99.6  million due to municipalities utilizing their cash on hand to fund operations offset by the growth in  deposits which was positively impacted by the opening of our new branch in Berlin during the fourth quarter.  .  We have also noted this on page 38 of our MD&A.

Compensation Discussion and Analysis

Employment, Severance and Change in Control Agreements, page 96

3.	Please revise to disclose when you intend to enter into these agreements and describe their terms.

Response to Comment No. 3:

Please see the revised disclosure under the subheading “Employment, Severance and Change in Control Agreements” in the Compensation Discussion and Analysis section of the Amended Registration Statement beginning on page 96.  We have indicated that we expect to enter into employment agreements and change in control agreements with our named executive officers and, possibly, change in control agreements with certain other key officers. The severance payments under these agreements will be contingent on the occurrence of certain termination events, and are intended to provide our officers with a sense of security in making the commitment to dedicate their professional careers to the success of FCB and Farmington Bank. The contracts will contain different levels of change in control protection based on the officer's status, and all contracts will have payments capped at no more than the deductibility limits allowed by Internal Revenue Section 280G. Our Compensation Committee plans to review these matters following the completion of the offering and before the 2012 annual meeting of shareholders. At this time, it is not expected that the financial scale of the employment agreements will initially differ materially from the current compensation scale for executives. However, the agreements will contemplate a phase-out of the current long-term Phantom Stock Plan in favor of a new equity-based plan to be approved by shareholders.

Mr. David Lyon
U.S. Securities and Exchange Commission
April 18, 2011

Annual Incentive Compensation Plan, page 100

4.	We note that some of your 2010 performance objectives are not quantified. Please revise to do so.

Response to Comment No. 4:

Please see the revised disclosure under the subheading “Annual Incentive Compensation Plan” in the Compensation Discussion and Analysis section of the Amended Registration Statement beginning on page 101. We have included additional quantification of certain of our 2010 performance objectives and noted that achievement of risk management goals and our other performance objectives which are not quantified with a specific target number, is determined at the discretion of our board of directors.

Exhibit 5.1

5.	We note that your revised Exhibit 5.1 was not filed. Please file it with your next amendment.

Response to Comment No. 5:

We have filed our revised Exhibit 5.1 with the Amended Registration Statement.

Exhibit 8.1

6.	You must file a final opinion prior to effectiveness, and the opinion must be current at the time of effectiveness.

Response to Comment No. 6:

We have filed a signed opinion as Exhibit 8.1 filed with the Amended Registration Statement and revise the opinion to note that the opinions set forth therein are rendered as of the effective date of the Registration Statement.

7.	Please revise the first paragraph to clarify that your company, the registrant, is incorporated in Maryland.

Response to Comment No. 7:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have revised our opinion in response to Comment No. 7..

Description of Proposed Transaction, page 2

8.
The opinion states that counsel is relying only upon factual representations of management.  However, at Item (iv), the reference to the transaction being “fair and reasonable” appears to reflect a legal opinion.  Please advise.  Note also with regard to Item (vii).  If it is management that has “intended” this situation, this also appears to reflect a legal analysis.  Please supplementally provide us with a copy of the representations made by management.

Mr. David Lyon
U.S. Securities and Exchange Commission
April 18, 2011

Response to Comment No. 8:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have removed the reference to “fair and reasonable” and deleted paragraph (vii).  A copy of the representation letter delivered by management is attached to this letter.

Our Review of the Proposed Transaction, page 3

9.
While counsel may note the work of RP Financial, counsel may not rely on it.  Please revise.  Revise also at the last paragraph on page 5 and the first sentence of the penultimate paragraph of the opinion

Response to Comment No. 9:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have changed each reference to the RP Financial letters to “noted” or “we received” instead of “we are relying upon.”

10.	Please delete the second sentence of the second paragraph or advise why the referenced information is not covered by factual representations provided by management, or otherwise.

Response to Comment No. 10:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have deleted the second sentence of the second paragraph.

Scope of the Opinion, page 4

11.           The opinion may be limited as to purpose, but not as to person.  Please revise.

Response to Comment No. 11:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have revised so as not to limit the opinion as to person.

Opinions, page 4

12.
Regarding the last paragraph on page 5, it does not appear that management has the expertise to make a determination for tax purposes as to the value for the subscription rights.  Please delete this statement.  Note also with respect to the first sentence on page 6 regarding the liquidation accounts.

Mr. David Lyon
U.S. Securities and Exchange Commission
April 18, 2011

Response to Comment No. 12:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We revised the opinion as requested.

13.
In the first paragraph on page 6 you set out a number of “positions.”  These seem to be facts rather than anyone’s position.  Please revise as correct.  If retained as positions rather than facts, identify whose positions are disclosed and explain why counsel is entitled to rely on them.

Response to Comment No. 13:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have revised to delete references to any “positions.”

14.	Please revise the last sentence of the opinion to clarify who it is that may challenge your opinions.

Response to Comment No. 14:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have deleted the last sentence of the opinion.

15.	Move the consent statement to be part of the above signed document or provide separately signed and dated consent.

Response to Comment No. 15:

Please see the revised Exhibit 8.1 filed with the Amended Registration Statement.  We have moved the consent statement to be part of the signed document.

Exhibit 99.3

16.	See prior comment 21 in our letter dated February 24, 2011 and refile this exhibit in its entirety.

Response to Comment No. 16:

Please see the Exhibits 99.3 and 99.3.2  filed with the Amended Registration Statement.  .  We refilled these exhibits in their entirety.

Mr. David Lyon
U.S. Securities and Exchange Commission
April 18, 2011

*****

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope.  If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.

Very truly yours,

Hinckley, Allen & Snyder LLP

/s/ William W. Bouton

William W. Bouton, III

Enclosures

cc:           Michael Seaman, U.S. Securities and Exchange Commission
David Irving, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
John J. Patrick, Jr., Farmington Bank
Gregory A. White, Farmington Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
Kent Krudys, Luse Gorman Pomerenk & Schick, P.C.
Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.
Keith Olsen, PricewaterhouseCoopers
Kara Williams, PricewaterhouseCoopers
William Pommering, RP Financial, LC.
Gregory Dunn, RP Financial, LC.

April 18, 2011

Hinckley, Allen & Snyder, LLP
20 Church Street
Hartford, Connecticut  06103-1221

Ladies and Gentlemen:

This letter is issued in connection with the engagement of Hinckley, Allen & Snyder, LLP to issue a tax opinion letter regarding certain federal, Connecticut, and Maryland income tax consequences resulting from the conversion of First Connecticut Bancorp, Inc., a Connecticut mutual holding company incorporated on November 18, 2005, into a Maryland capital stock holding company pursuant to the Banking Law of Connecticut, Conn. Gen. Stat. § 36a-197, and the subsequent issuance of shares in a public offering by such Maryland capital stock holding company.

Any terms not defined below shall have the meaning given them in the Plan of Conversion and Reorganization of First Connecticut Bancorp, Inc.) and Farmington Bank, dated January 25, 2011, and Amended and Restated as of March 22, 2011, adopted  by the Boards of Directors of First Connecticut Bancorp, Inc., (Connecticut) and Farmington Bank (the “Plan”); or if not defined in the Plan, shall have the meaning given them in the attached statements entitled “Current Structure” or “Description of Proposed Transaction.”

In order to induce the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company, and Depositors to engage in the conversion, and to induce Hinckley, Allen & Snyder, LLP to issue its tax opinion letter, we make the representations listed below with respect to the Conversion, including, without limitation, the Offerings, and affirm the reasonableness of the representations and assumptions listed below.

We understand that Hinckley, Allen & Snyder, LLP will not independently verify the completeness or accuracy of any of these assumptions and representations.  It is understood and agreed that Hinckley, Allen & Snyder, LLP is relying on these assumptions and representations in rendering its tax opinion letter.

Hinckley, Allen & Snyder, LLP
April 18, 2011

We confirm that as of the date of this letter, we have reviewed the attached statements entitled “Current Structure” and “Description of Proposed Transaction” and find them to be complete, correct, and accurate.

Further, we confirm, to the best of our knowledge and belief, that the following representations made to you regarding the Mutual Holding Company Merger and regarding the Mid-Tier Holding Company Merger are complete, correct, and accurate.

1.           The Mutual Holding Company Merger and the Mid-Tier Holding Company Merger will be consummated in compliance with the material terms of the Plan and none of the material terms and conditions therein have been waived or modified and no party to the transaction has any plan or intention to waive or modify any such material term or condition.

2.           The Mutual Holding Company Merger and the Mid-Tier Holding Company Merger will be undertaken by the Mutual Holding Company, the Mid-Tier Holding Company, and the Holding Company for valid business purposes and not for the purpose of tax avoidance.

3.           We have provided you with a copy of two letters provided to us by RP Financial, LLC, each dated January 25, 2011, regarding the value of the liquidation accounts and subscription rights.  The representations made by us referred to in those letters are correct, true, and complete as of the Effective Time, and we are not aware that anything that would cause the conclusions in such letter to be materially incorrect.

4.           Exclusive of shares of stock issued in the Conversion or consideration paid for such shares of stock, the fair market value of the consideration received by each Depositor in the Conversion will be approximately equal to the fair market value of the consideration surrendered by each Depositor in the Conversion.

5.           Immediately following the Mutual Holding Company Merger and the Mid-Tier Holding Company Merger, but prior to the Offerings, the Depositors will own, solely by reason of their status as Depositors, all of the liquidation interests or rights to the Liquidation Accounts.

6.           Immediately following the Mutual Holding Company Merger and the Mid-Tier Holding Company Merger, but prior to the Offerings, the Holding Company will possess the same assets and liabilities as those possessed by the Mutual Holding Company immediately prior to the Mutual Holding Company Merger and the Mid-Tier Holding Company Merger.

7.           Immediately prior to the Mutual Holding Company Merger and the Mid-Tier Holding Company Merger, the Mutual Holding Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Mutual Holding Company.

Hinckley, Allen & Snyder, LLP
April 18, 2011

8.           The Holding Company has no plan or intention to reacquire any of the liquidation rights, rights to Liquidation Accounts, or subscription rights issued to Depositors in the Conversion.

9.           The Holding Company has no plan or intention to sell or otherwise dispose of any of the assets of the Mutual Holding Company acquired in the Conversion, except for dispositions made in the ordinary course of business.

10.           The liabilities of the Mutual Holding Company assumed by Holding Company plus the liabilities, if any, to which the transferred assets are subject, were incurred by Mutual Holding Company in the ordinary course of its business and are associated with the assets transferred.

11.           Following the Conversion, Holding Company will continue the historic business of Mutual Holding Company or use a significant portion of Mutual Holding Company’s historic business assets in a business.

12.           The Mutual Holding Company, Mid-Tier Holding Company, Holding Company, and Bank will not pay the expenses of Depositors, if any, incurred in connection with the Conversion.

13.           The Mutual Holding Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code.

14.           Neither Mutual Holding Company nor Mid-Tier Holding Company will (a) elect, or have in effect an election, to be treated as a “regulated investment company” or as a “real estate investment trust” or file any tax return consistent with such treatment or (b) be a corporation 50 percent or more of the fair market value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment.  In making the 50-percent and 80-percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and each corporation shall be deemed to own its ratable share of the subsidiary’s assets, and a corporation shall be considered a subsidiary if the shareholder corporation owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50 percent or more of the total value of shares of all classes of stock outstanding.  In addition, in determining total assets for purposes of making this representation, Mutual Holding Company and Mid-Tier Holding Company shall exclude any cash and cash items (such as receivables), government securities and, under applicable Treasury regulations, assets (if any) acquired (through incurring indebtedness or otherwise) for the purposes of causing Mutual Holding Company or Mid-Tier Holding Company not to be a corporation described in the first sentence of this representation.

15.           The fair market value of the assets of Mutual Holding Company transferred to  Holding Company will equal or exceed the sum of the liabilities assumed by Holding Company plus the amount of liabilities, if any, to which the transferred assets are subject.

Hinckley, Allen & Snyder, LLP
April 18, 2011

16.           None of the compensation received by any employee of Mutual Holding Company or Bank who is also a Depositor will be separate consideration for, or allocable to, any of such employee-Depositor’s interest in liquidation rights, a Liquidation Account, or subscription rights issued or constructively issued to such employee-Depositor.

17.           Mid-Tier Holding Company does not and will not hold any property, have any capitalization, or have any tax attributes (including those specified in section 381(c)) unrelated to the Conversion and will not engage in any business or other activities except in connection with the Conversion and any related transactions.

18.           Mutual Holding Company, Mid-Tier Holding Company, and Holding Company will comply with the reporting requirements set forth in Treasury Regulation Section 1.368-3 with respect to the Mutual Holding Company Merger and Mid-Tier Holding Company Merger.

19.           In the Offerings, no stock or securities will be issued for services rendered to or for the benefit of the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company, or the Bank in connection with the proposed transaction, and no stock or securities will be issued for indebtedness or interest on indebtedness of the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company, or the Bank.

20.           The Holding Company has no intention to reacquire any shares of stock issued in the Offerings.

21.           The value of Holding Company shares received by each person who receives such shares in the Offerings will be approximately equal to the fair market value of the property or money transferred to the Holding Company in exchange therefor.

22.           There is no plan or intention on the part of Holding Company or Bank to dispose of the property or money acquired in the Offerings other than in accordance with the Plan or in the normal course of business operations of Holding Company or Bank.

23.           The Holding Company will remain in existence and retain and use in accordance with the Plan or in the normal course of a trade or business the property or money transferred to Holding Company in the Offerings.

24.           None of the Mutual Holding Company, Mid-Tier Holding Company, Holding Company, or Bank maintain a business location in Maryland, including an office of any kind; or, own or use property in Maryland, real or personal, whether rented or owned.

25.           The individuals executing this letter are authorized to make all of the representations set forth herein on behalf of the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company, and Bank.

Hinckley, Allen & Snyder, LLP
April 18, 2011

Each of the undersigned recognize that (i) your opinions will be based on the representations set forth herein and on the statements contained in the Plan and documents related thereto, and (ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects at all relevant times.  If, prior to the Effective Date, any of the representations set forth herein cease to be accurate in any material respect, each of the undersigned agree to deliver to you immediately a written notice to that effect.  The undersigned recognize that your opinions will not address any tax consequences of the Mergers or any action taken in connection therewith except as expressly set forth in such opinions.

Sincerely,

First Connecticut Bancorp, Inc.
(Connecticut), by

   Title:   Executive Vice President and
/s/Gregory A. White                                                          Chief Financial Officer
Gregory A. White

First Connecticut Bancorp, Inc.
(Maryland), by
   Title:   Executive Vice President and
/s/ Gregory A. White                                                         Chief Financial Officer
Gregory A. White

Attachments
As stated

Hinckley, Allen & Snyder, LLP
April 18, 2011

Current Structure

First Connecticut Bancorp, Inc. (Connecticut) (the “Mutual Holding Company”) owns one hundred percent (100.0%) of the outstanding shares of Farmington Bank, (the “Bank”), a Connecticut-chartered capital stock bank.  The Mutual Holding Company is organized pursuant to a mutual form of organization without authority to issue capital stock.  Under Connecticut law, the depositors of the Bank (the “Depositors”) have the right to receive, upon the solvent liquidation of the Mutual Holding Company, an amount representing the surplus of the Mutual Holding Company.

Hinckley, Allen & Snyder, LLP
April 18, 2011

Description of Proposed Transaction

The major steps of the Plan are as follows, such steps to occur in the following sequence, each step to occur immediately after the occurrence of the prior step:

(i)          First Connecticut Bancorp, Inc. (Maryland) (the “Holding Company”), was organized on January 27, 2011, pursuant to the Maryland General Corporation Law, to act as a capital stock holding company as further described below.  Pursuant to the Connecticut Business Corporation Act, Farmington Holdings, Inc. (the “Mid-Tier Holding Company”), will be organized as a capital stock holding company as further described below.  The Mid-Tier Holding Company will be formed solely to effectuate the Conversion.  The Mid-Tier Holding Company will have no significant assets or capitalization unrelated to the Conversion and will not engage in any business or other activities except in connection with the Conversion and any related transactions.

(ii)          The Mutual Holding Company will contribute to the Mid-Tier Holding Company one hundred percent (100.0%) of the Bank Common Stock held by the Mutual Holding Company.

(iii)          The Mutual Holding Company will merge with and into the Mid-Tier Holding Company pursuant to the Banking Law of Connecticut, Conn. Gen. Stat. § 36a-194(b), with the Mid-Tier Holding Company as the surviving entity (the “Mutual Holding Company Merger”).  The shares of the Mid-Tier Holding Company held by the Mutual Holding Company immediately prior to this merger will be extinguished in the merger.  As a consequence of the merger, the Depositors will constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their interests in the Mutual Holding Company.

(iv)          The Mid-Tier Holding Company will merge with and into the Holding Company pursuant to the Connecticut Business Corporation Act, Conn. Gen. Stat. § 33-815 and Maryland Code § 3-102, of the General Corporation Law, with the Holding Company as the surviving entity (the “Mid-Tier Holding Company Merger”).  Upon the Mid-Tier Holding Company Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by Depositors will, by operation of law be exchanged for an interest in the Liquidation Account.  As a result of this merger, Bank becomes the wholly-owned subsidiary of Holding Company.

(v)          The Holding Company will complete the offer and sale of shares of Conversion Stock in descending order or priority to (i) Eligible Account Holders, (ii) Tax-Qualified Employee Stock Benefit Plans, and (iii) Supplemental Eligible Account Holders, if any, and (iv) to the extent shares not subscribed for by the foregoing classes of Persons, will be offered to certain members of the public through a Community Offering, Syndicated Community Offering, or a Public Offering (or a combination thereof).

(vi)          The Holding Company will contribute at least fifty percent (50.0%) of the net proceeds of the Offering to the Bank in a constructive exchange for the Bank Liquidation Account.